Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for July 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for July 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In July 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 51.69% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 30.35%, 1153.57% and 717.68%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 75.39%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 49.76%, 1381.95% and 893.88%, respectively, as compared with the same period last year. The passenger load factor was 80.92%, representing an increase of 10.93 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 10.43, 12.83 and 14.75 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in July 2023, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 28.12% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 6.79% as compared with the same period last year. The cargo and mail load factor was 46.72%, representing a decrease of 9.33 percentage points as compared with the same period last year.

In July 2023, the Group has newly launched the following major routes: Chongqing – Yuncheng – Dalian – Yuncheng – Chongqing, Fuzhou – Wuhan – Hailar – Wuhan – Fuzhou (each being seven flights a week), Urumchi – Kunming – Urumchi (being four flights a week).

In July 2023, the Group introduced two aircrafts (including one A321NEO aircraft and one ARJ21 aircraft), and disposed of one A330-200 aircraft and one A320 aircraft. As of the end of July 2023, the Group operated a fleet of 897 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	0	18	0	18
Airbus 330 Series	10	22	7	39
Airbus 320 Series	122	99	130	351
Boeing 787 Series	4	25	10	39
Boeing 777 Series	11	21	0	32
Boeing 737 Series	135	62	191	388
EMB190 Series	6	0	0	6
ARJ21	1	23	0	24

Total	289	270	338	897

KEY OPERATING DATA OF JULY 2023

Traffic	July 2023			Cumulative 2023
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	20,476.22	19.04	49.76	117,140.09	94.94
Regional	182.80	13.11	1,381.95	930.12	1,526.08
International	4,060.54	25.42	893.88	15,767.29	595.13
Total	24,719.55	19.99	75.39	133,837.50	114.43
RTK (in million)
Domestic	1,863.07	13.14	45.08	11,008.75	85.65
Regional	17.76	7.81	1,404.88	92.21	1,025.94
International	912.22	10.68	61.12	4,970.82	28.11
Total	2,793.04	12.29	50.85	16,071.78	63.69
RTK - Cargo and Mail (in million)
Domestic	111.43	-13.34	8.17	748.76	17.26
Regional	2.29	-3.28	2,037.78	11.40	262.92
International	562.65	4.35	6.12	3,587.21	-2.51
Total	676.37	0.93	6.79	4,347.37	0.60
Passengers carried (in thousand)
Domestic	12,764.48	16.37	52.21	74,342.09	96.81
Regional	156.21	14.10	1,217.53	803.26	1,310.84
International	1,025.31	26.34	1,464.48	3,796.23	945.47
Total	13,946.00	17.02	64.78	78,941.58	106.69
Cargo and mail carried (in thousand tonnes)
Domestic	67.32	-13.47	10.27	446.80	17.07
Regional	2.06	-1.18	1,973.64	10.29	228.96
International	60.38	5.06	6.58	379.13	-5.00
Total	129.77	-5.53	10.16	836.21	6.68

Capacity	July 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	25,449.23	16.87	30.35	153,192.52	67.71
Regional	219.58	4.82	1,153.57	1,243.78	817.82
International	4,880.63	23.61	717.68	20,157.05	446.73
Total	30,549.44	17.80	51.69	174,593.36	83.46
ATK (in million)
Domestic	2,886.15	18.88	35.19	17,440.18	72.97
Regional	28.26	1.94	1,305.03	161.62	816.77
International	1,282.85	10.11	59.23	7,061.55	19.80
Total	4,197.26	15.92	42.64	24,663.35	54.19
ATK - Cargo and Mail (in million)
Domestic	595.72	27.25	57.74	3,652.85	96.17
Regional	8.50	-4.18	1,853.90	49.68	814.40
International	843.59	4.18	12.19	5,247.41	-5.67
Total	1,447.81	12.52	28.12	8,949.95	20.46

Load Factor	July 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	80.46	1.46	10.43	76.47	10.68
Regional	83.25	6.10	12.83	74.78	32.57
International	83.20	1.20	14.75	78.22	16.70
Total	80.92	1.48	10.93	76.66	11.07
Cargo and Mail Load Factor
Domestic	18.70	-8.77	-8.57	20.50	-13.79
Regional	26.96	0.25	2.32	22.94	-34.86
International	66.70	0.11	-3.82	68.36	2.21
Total	46.72	-5.36	-9.33	48.57	-9.59
Overall Load Factor (RTK/ATK)
Domestic	64.55	-3.27	4.40	63.12	4.31
Regional	62.83	3.43	4.17	57.05	10.60
International	71.11	0.37	0.83	70.39	4.57
Total	66.54	-2.16	3.62	65.16	3.78

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

16 August 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.